2929 SEVENTH STREET, SUITE 100
BERKELEY, CALIFORNIA 94710
August 31, 2007

Via Edgar

U.S. Securities and Exchange Commission
Office of EDGAR Information and Analysis
100 F Street, NE
Washington, DC 20549
Attention:       Mr. Herbert D. Scholl, Director
Re:	Filer: Dynavax Technologies Corporation CIK: 0001029142 Form Type: 424(b)(7) Accession No.: 0000950134-07-018487 File Date: 08-17-2007 Application for Withdrawal
Dear Mr. Scholl:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Dynavax Technologies Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Prospectus Supplement No. 1 (the “Prospectus Supplement”) to Registration Statement on Form S-3, Commission File No. 333-134688 (the “Registration Statement”). The Prospectus Supplement was originally filed with the Commission on August 17, 2007 and the Registration Statement was originally filed with the Commission on June 2, 2006.
The Registrant requests that an order consenting to the withdrawal of the Prospectus Supplement be issued by the Commission as soon as possible.
Please send copies of the order consenting to the withdrawal of the Prospectus Supplement to the undersigned at Dynavax Technologies Corporation, Inc., 2929 Seventh Street, Suite 100, Berkeley, California 94710 (Facsimile: (510) 848-5100) and to Glen Y. Sato, Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306-2155 (Facsimile: (650) 849-7400).

     Telephone    510 848-5100  •   Facsimle    510 848-1327  •   WWW.DYNAVAX.COM

If you have any questions regarding the foregoing application for withdrawal, please contact Nikki D. Pope of Cooley Godward Kronish LLP at (650) 843-5760.
Sincerely,
Dynavax Technologies Corporation

By:	/ S / Michael S. Ostrach

Michael S. Ostrach Vice President, Chief Business Officer and General Counsel
cc:	Glen Y. Sato — Cooley Godward Kronish LLP Nikki D. Pope — Cooley Godward Kronish LLP

     Telephone    510 848-5100  •   Facsimle    510 848-1327  •   WWW.DYNAVAX.COM